                                January 31, 2008

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Chad D. Eskildsen, Senior Accountant

     Re:  MGI Funds--Preliminary Information Statement

Dear Sir and Madam:

     On behalf of the MGI Funds (the "Trust" or the "Registrant"), following are the responses to the comments of the Staff of the U.S.  Securities  and Exchange
Commission  (the  "SEC")  conveyed  with regard to the  Preliminary  Information
Statement (the "Information  Statement") relating to the Trust's series, the MGI
US Small/Mid Cap Value Equity Fund (the "Fund"),  which informs  shareholders of the Fund of the approval of a new  subadvisory  agreement  between Mercer Global
Investments,  Inc., the Trust's investment advisor ("MGI" or the "Advisor"), and
NWQ  Investment  Management  Company,  LLC  ("NWQ"  or  the  "Subadvisor").  The
Information  Statement was filed with the SEC,  pursuant to Rule 14c-5(a)  under the Securities Exchange Act of 1934, as amended, on Thursday, January 10, 2008.

     You had communicated  the Staff's comments on the Information  Statement to
Mark A. Sheehan of Stradley,  Ronon, Stevens & Young, LLP, counsel to the Trust, in a telephone  conversation on Wednesday,  January 16, 2008. Each Staff comment
is  summarized  below,   followed  by  the  Trust's  response  to  the  comment.
Capitalized  terms  not  otherwise  defined  in this  letter  have the  meanings assigned to the terms in the Information Statement.

     1. Comment.  Given that NWQ will be relying on the safe harbor contained in
Section  15(f) of the  Investment  Company  Act of 1940,  as amended  (the "1940
Act"),(1) as a consequence of the assignment of the Prior Subadvisory Agreement, the Staff  believes  that the  Information  Statement  should  disclose that the
Subadvisor  will rely on the safe  harbor and recite the two  conditions  of the statute that must be satisfied.

(1)  Section  15(f) of the 1940 Act  provides  that an  investment  adviser  may receive  a  benefit  in  connection  with the sale of its  business,  which results in the assignment of the  investment  adviser's  advisory  contract with a  registered  investment  company,  if (i) for three  years after the transaction,  at least 75% of the  investment  company's  board of trustees must not be "interested  persons" (as that term is defined in the 1940 Act)
     of either the investment adviser or the predecessor investment adviser, and
     (ii) no unfair burden is imposed on the  investment  company as a result of the transaction.

     Response.  The Information  Statement,  on its page 3, has been expanded to disclose the following (new language underlined):

     On November 13, 2007,  Nuveen was acquired by a group of private  investors led by Madison Dearborn Partners, LLC (the "Transaction").  The Transaction
     caused an assignment,  which  resulted in the automatic  termination of the
     Prior Subadvisory Agreement. The Current Subadvisory Agreement was approved by the Board,  on a prospective  basis,  at its meeting held on November 8,
     2007 (the  "November  2007  Meeting")  in order to allow NWQ to continue to provide  subadvisory  services to the Fund without  interruption or adverse effect to the Fund.  IN ACCORDANCE  WITH THE 1940 ACT, AS A CONSEQUENCE  OF
     THE TRANSACTION AND THE ASSIGNMENT OF THE PRIOR SUBADVISORY AGREEMENT,  NWQ
     MAY CONTINUE TO FURNISH  SUBADVISORY  SERVICES TO THE FUND  PURSUANT TO THE
     CURRENT  SUBADVISORY  AGREEMENT,  PROVIDED  THAT  (I) AT  LEAST  75% OF THE
     TRUSTEES ARE NOT "INTERESTED  PERSONS" (AS THAT TERM IS DEFINED IN THE 1940
     ACT) OF NWQ OR  NUVEEN,  AND (II) NO UNFAIR  BURDEN  WILL BE IMPOSED ON THE
     FUND AS A CONSEQUENCE OF THE TRANSACTION. The Current Subadvisory Agreement
     is dated November 13, 2007.

     2.  Comment.  On page 6 of the  Information  Statement,  under the  heading
"Board of Trustees' Considerations," the third complete paragraph states:

     Because NWQ was a newly  appointed  subadvisor  to the Fund, at the time of the May 2006 Meeting,  the  Independent  Trustees  could not consider NWQ's investment  performance with respect to the Subadvisor's  management of the
     Fund as a factor in  evaluating  the  Prior  Subadvisory  Agreement  at the
     Meeting.  However,  the  Independent  Trustees did review NWQ's  historical performance record in managing other funds and accounts that are comparable to the  Fund.  The  Independent  Trustees  also  compared  this  historical performance  to a relevant  benchmark,  and concluded  that the  historical performance  record  for the  Subadvisor,  viewed  together  with the other factors  considered by the  Independent  Trustees,  supported a decision to approve the Prior Subadvisory Agreement.

     Please  explain  why  the  Board  had  not   considered  the   Subadvisor's
performance since 2006.

     Response.  The disclosure that the SEC staff has referred to in its comment describes the Board's  deliberations at the May 2006 Meeting,  and should not be interpreted  to mean  that the  Trustees  had not  considered  the  Subadvisor's performance since that meeting. Supplementally, the Trust notes that, first, the
Board has considered and reviewed the Subadvisor's performance at each quarterly
Board  meeting held since the  inception of the  Subadvisor's  management of its allocated  portion  of the  Fund in 2006.  As is true  for  each of the  Trust's eighteen  subadvisors,  the Board reviews, at each quarterly Board meeting,  the
Subadvisor's  performance  over the prior quarter,  as well as the  Subadvisor's performance over various  relevant time periods (prior 12 months,  year-to-date, etc). Additionally, the Board's current practice is to meet with representatives of each of the  Trust's  subadvisors  at least  annually.  Consistent  with this practice,  representatives  of NWQ attended  the Trust's  February 8, 2007 Board meeting,  specifically  to  discuss  the  Subadvisor's  record in  managing  its allocated portion of the Fund's investment  portfolio since 2006, and to address any questions,  comments, or concerns that the Trustees might have had regarding
NWQ's performance as a subadvisor to the Fund.

     The  Registrant   explicitly   alludes  to  these   considerations  in  the
Information  Statement's paragraph that immediately precedes the paragraph cited by the SEC staff in its comment. That disclosure states the following:

     AT THE NOVEMBER 2007 MEETING, THE INDEPENDENT TRUSTEES REVIEWED THE NATURE,
     QUALITY,  AND  EXTENT OF THE  SERVICES  PROVIDED  BY NWQ TO THE  FUND.  THE
     INDEPENDENT  TRUSTEES DISCUSSED the specific investment process employed by
     NWQ in managing  the assets of the Fund  allocated to the  Subadvisor,  the
     qualifications   of  NWQ's  investment   management  team  with  regard  to
     implementing the Fund's investment mandate, and NWQ'S PERFORMANCE RECORD AS
     COMPARED  TO ITS  BENCHMARK.  The  Independent  Trustees  considered  NWQ's infrastructure and the fact that NWQ did not expect any material changes in
     NWQ's operations  following the  consummation of the Transaction.  BASED ON
     THEIR  CONSIDERATION AND REVIEW OF THE FOREGOING  FACTORS,  THE INDEPENDENT
     TRUSTEES CONCLUDED THAT THE NATURE,  EXTENT, AND QUALITY OF THE SUBADVISORY
     SERVICES  THAT  HAD  BEEN  PROVIDED  BY NWQ  UNDER  THE  PRIOR  SUBADVISORY
     AGREEMENT,  as well as NWQ's  ability to continue  to render such  services
     under  the  Current   Subadvisory   Agreement   based  on  its  experience,
     operations,  and resources,  were appropriate for the Fund, in light of the
     Fund's investment objective. (Emphasis added.)

     The  Registrant  believes  that  the  Information  Statement   sufficiently
discloses  the  Board's   deliberations  on  these  issues  and  the  Registrant
respectfully  submits  that this  disclosure  adequately  addresses  the Staff's comment.

     3. Comment.  In the section "Board of Trustees'  Considerations,"  at pages
6-7, the Information Statement discloses:

     The Independent  Trustees also considered  comparisons of the fees proposed to be paid to NWQ by the Advisor  with the fees charged by NWQ to its other clients.

     Please indicate what the Board's comparison of the fees disclosed.

     Response.  The  following  additional  disclosure  will  be  inserted  (new language underlined):

     The Independent  Trustees also considered  comparisons of the fees proposed to be paid to NWQ by the Advisor  with the fees charged by NWQ to its other clients.  IT WAS NOTED  THAT THE  STANDARD  ANNUAL FEE  SCHEDULE  FOR NWQ'S
     SMALL-MID CAP VALUE  INVESTMENT  STRATEGY (WHICH WAS CLOSED TO NEW ACCOUNTS
     AT THAT TIME),  AS REPORTED IN NWQ'S  SEPTEMBER  8, 2005 FORM ADV,  AND THE
     MATERIALS  PREPARED  FOR THE BOARD FOR THE MAY 2006  MEETING,  PROVIDED FOR
     SUBADVISORY FEES THAT WERE GREATER THAN THE FEES THAT NWQ WOULD BE ENTITLED
     TO RECEIVE FROM THE ADVISOR FOR SERVING AS A SUBADVISOR TO THE FUND.

     4.  Comment.  In  that  same  section  of the  Information  Statement,  the
disclosure   should  state  what  the  Board   concluded  with  respect  to  the
consideration  of  economies  of scale,  the extent to which  economies of scale would be realized as the Fund grows,  and whether the fee levels reflected these economies of scale for the benefit of Fund investors.

     Response.  The  following  additional  disclosure  will  be  inserted  (new language underlined) in this section:

     In addition,  the  Independent  Trustees  considered  the selection and due diligence process employed by the Advisor in deciding to recommend NWQ as a subadvisor for the Fund, and the Advisor's  reasons for concluding that the fees  to be paid  to the  Subadvisor  for its  services  to the  Fund  were
     reasonable.   The  Board  was  not  provided  with,  and  did  not  review, information  regarding  the  estimated  profits that may be realized by the
     Subadvisor in managing its allocated  portion of the Fund's  assets.  Since the  fees to be paid to NWQ  were  the  result  of  arms-length  bargaining between unaffiliated parties, and given the Advisor's economic incentive to
     negotiate  a  reasonable  fee,  NWQ's  potential   profitability   was  not
     considered relevant to the Independent Trustees' deliberations. FOR SIMILAR
     REASONS,  THE POTENTIAL FOR ECONOMIES OF SCALE WAS NOT CONSIDERED  RELEVANT
     TO THE INDEPENDENT TRUSTEES' DELIBERATIONS.  The Independent Trustees noted
     that the  subadvisory  fees  were paid by the  Advisor  to NWQ and were not additional fees to be borne by the Fund or its shareholders. Based on their discussion,  the  Independent  Trustees  concluded  that,  in  light of the quality and extent of the services to be provided,  the proposed fees to be paid to NWQ with  respect to the assets of the Fund to be  allocated to the
     Subadvisor  appeared  to be  within  a  reasonable  range.  Based  on these factors,  the  determination  of the Advisor at the  conclusion  of its due diligence  process,  and such other  matters as were deemed  relevant,  the
     Independent  Trustees,  at the November  2007 Meeting,  concluded  that the
     Subadvisor's  fee  rate  continued  to be  reasonable  in  relation  to the services provided to the Fund by NWQ.

                                   * * * * * *

     In connection with the Trust's  response to the SEC Staff's comments on the
Information Statement, the Trust acknowledges that: (i) the Trust is responsible for the adequacy of the disclosure in the Trust's  filings;  (ii) Staff comments or changes to disclosure in response to Staff  comments in the filings  reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings;  and (iii) the Trust may not assert Staff  comments as a defense in any proceeding  initiated by the SEC under the federal securities laws of the United
States.

     Please do not hesitate to contact Mark A. Sheehan,  at (215)  564-8027,  if you have any questions or wish to discuss any of the responses presented above.

                                            Sincerely,

                                            /s/Cynthia Lo Bessette
                                            Cynthia Lo Bessette
                                            Vice President and Secretary
                                            MGI Funds

cc:      David M. Goldenberg, Esq.
              Mercer Global Investments, Inc.
         Stuart H. Coleman, Esq.
              Stroock & Stroock & Lavan, LLP
         Bruce G. Leto, Esq.
              Stradley, Ronon, Stevens & Young, LLP